EXHIBIT 12

CUMMINS INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years ended December 31,
In millions	2014	2013	2012	2011	2010
Earnings
Income before income taxes (1)	$2,434	$2,119	$2,271	$2,671	$1,617
Add
Fixed charges	138	112	104	106	95
Amortization of capitalized interest	1	1	2	2	3
Distributed income of equity investees	228	271	329	341	178
Less
Equity in earnings of investees	330	325	347	375	321
Capitalized interest	7	7	7	4	5
Earnings before fixed charges	$2,464	$2,171	$2,352	$2,741	$1,567

Fixed charges
Interest expense (2)	$64	$41	$32	$44	$40
Capitalized interest	7	7	7	4	5
Amortization of debt discount and deferred costs	3	2	6	2	1
Interest portion of rental expense (3)	64	62	59	56	49
Total fixed charges	$138	$112	$104	$106	$95

Ratio of earnings to fixed charges (4)	17.9	19.4	22.6	25.9	16.5
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(1) For the year ended December 31, 2012, consolidated net income included $52 million of restructuring and other charges, a $6 million gain related to adjustments from our 2011 divestitures and a $20 million charge related to legal matters. For the year ended December 31, 2011, consolidated net income included a $68 million gain related to the disposition of certain assets and liabilities of our exhaust business and a $53 million gain recorded for the disposition of certain assets and liabilities of our light-duty filtration business, both from the Components segment, and a $38 million gain related to flood damage recoveries from the insurance settlement related to a June 2008 flood in Southern Indiana. For the year ended December 31, 2010, consolidated net income included $32 million in Brazil tax recoveries and $2 million in flood damage expenses.
(2) The interest amount in the table above does not include interest expense associated with uncertain tax positions. In September 2013, we issued $1 billion of senior unsecured debt.
(3) Amounts represent those portions of rent expense that are reasonable approximations of interest costs.
(4) We have not issued preferred stock. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends are the same as the ratios presented above.